Exhibit 99.1

IPIC Transaction Closes; Lower Costs Offset by Weak Demand

All financial information is in U.S. dollars, and all earnings per share results are diluted, unless otherwise indicated.

IPIC Transaction

On July 6, 2009, International Petroleum Investment Company (IPIC) completed the acquisition of NOVA Chemicals Corporation (NOVA Chemicals or the Company) by way of a plan of arrangement (the Arrangement) under the Canada Business Corporations Act. Pursuant to the Arrangement, a wholly-owned subsidiary of IPIC acquired all of the issued and outstanding common shares of NOVA Chemicals for $6.00 per share in cash.

Second Quarter 2009 Results

In the second quarter of 2009, NOVA Chemicals generated a net loss of $83 million ($1.00 loss per share) as compared to net income of $20 million ($0.24 per share) for the second quarter of 2008. Operating income from the businesses declined to $80 million in the second quarter of 2009 from $197 million for the same period in 2008. Lower sales volumes and sharply lower selling prices more than offset significantly lower feedstock and operating costs in the Olefins/Polyolefins business unit. Economic uncertainty caused polymer buyers to remain cautious, resulting in weak demand for petrochemicals in North America that led to excess capacity and lower industry chain margins.

In the second quarter of 2009, operating income for the INEOS NOVA JV increased to $6 million from an operating loss of $1 million one year ago, as cost reduction efforts together with industry plant outages supported margins. Performance Styrenics reported an operating loss of $7 million in the second quarter of 2009 compared to an operating loss of $10 million in the second quarter of 2008. See individual business unit discussions for details.

Liquidity Update

During the second quarter of 2009, NOVA Chemicals negotiated amendments to its financial covenants through the end of 2009. See page 8 for further discussion of liquidity.

NOVA Chemicals Financial Highlights

These highlights should be read in conjunction with NOVA Chemicals’ other interim and annual financial statement disclosures and its 2008 Annual Report.

(millions of U.S. dollars, except per share amounts or unless otherwise noted)	Three Months Ended		Six Months Ended
	June 30 2009	June 30 2008 (1)	June 30 2009	June 30 2008 (1)
Revenue	$1,005	$2,213	$1,823	$4,125
Operating Income (Loss) (2)
Olefins/Polyolefins (3)	$81	$208	$43	$401
INEOS NOVA Joint Venture	6	(1)	6	1
Performance Styrenics	(7)	(10)	(27)	(14)

Operating Income from the Businesses (4)	80	197	22	388
Corporate fixed costs	(22)	(25)	(41)	(49)
Other Corporate costs	(107)	(102)	(150)	(159)

Total Corporate Costs (see page 7)	(129)	(127)	(191)	(208)

Operating (loss) income	$(49)	$70	$(169)	$180
Net (loss) income	$(83)	$20	$(206)	$72
(Loss) earnings per common share, diluted	$(1.00)	$0.24	$(2.48)	$0.87
Cash from (used in) operations	$43	$54	$(228)	$42

(1)	See Note 1 on page 15 for discussion of the prior period restatement related to the write-off of certain intangible assets and the related amortization expense, net of tax, due to the adoption of CICA 3064 in the first quarter of 2009. The after-tax impact to net income in the second quarter of 2008 and six months ended June 30, 2008 was a $2 million benefit and $4 million benefit, respectively.

(2)	Net (loss) income before interest expense, income taxes and other gains and losses (see Supplemental Measures on page 23).

(3)	Olefins/Polyolefins consists of the Joffre Olefins, Corunna Olefins and Polyethylene segments.

(4)	See Supplemental Measures on page 23.

Review of Business Results

OLEFINS/POLYOLEFINS BUSINESS UNIT

Financial Highlights

	Three Months Ended		Six Months Ended
(millions of U.S. dollars, except as noted)	June 30 2009	June 30 2008	June 30 2009	June 30 2008
Revenue	$673	$1,583	$1,224	$2,985
Depreciation (1)	$51	$50	$102	$103
Operating Income (Loss) (1) (2)
Joffre Olefins	$59	$169	$87	$320
Corunna Olefins	(24)	10	(78)	9
Polyethylene	49	31	42	54
Eliminations	(3)	(2)	(8)	18

Total Operating Income	$81	$208	$43	$401
Capital Spending	$18	$34	$35	$61
PE Sales Volumes (millions of pounds) (3)
Advanced SCLAIRTECHTM resins	193	213	407	450
All other polyethylene resins	572	692	1,129	1,371

Total Sales	765	905	1,536	1,821

(1)	See Note 1 on page 15 for discussion of the prior period restatement due to the adoption of CICA 3064 in the first quarter of 2009.

(2)	See Supplemental Measures on page 23.

(3)	Third-party sales. Advanced SCLAIRTECH resins are produced at the Joffre site and include SCLAIR® and SURPASS® resins.

Average Benchmark Prices (1)

	Three Month Average		Six Month Average
(U.S. dollars per pound, unless otherwise noted)	June 30 2009	June 30 2008	June 30 2009	June 30 2008
Principal Products:
Ethylene (2)	$0.32	$0.66	$0.32	$0.63
Polyethylene – linear low density butene liner (3)	$0.50	$0.85	$0.50	$0.82
Polyethylene – weighted-average benchmark (3)	$0.43	$0.89	$0.41	$0.87
Raw Materials:
AECO natural gas (dollars per mmBTU) (4)	$2.95	$10.11	$3.46	$8.99
NYMEX natural gas (dollars per mmBTU) (4)	$3.60	$10.80	$4.23	$9.44
WTI crude oil (dollars per barrel) (5)	$59.62	$123.98	$51.35	$110.95

(1)	Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)	Source: Chemical Market Associates, Inc. (CMAI) U.S. Gulf Coast (USGC) Net Transaction Price.

(3)	Source. Townsend Polymer Services and Information (TPSI). Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America.

(4)	Source: Canadian Gas Price Reporter. AECO gas is weighted-average daily spot gas price. NYMEX gas is Henry Hub 3-Day Average Close.

(5)	Source: Platt’s. NYMEX WTI daily spot-settled price average for calendar month.

Review of Operations

Operating income of $81 million in the second quarter of 2009 was significantly lower than operating income of $208 million reported in the second quarter of 2008. In the second quarter of 2009, margins declined as sales volumes fell and sharply lower selling prices more than offset significantly lower feedstock costs, as compared to the second quarter of 2008. Selling prices and feedstock costs both fell due to the reset in commodity and materials prices triggered by the global recession that started in the second half of 2008. Sales volumes were lower in the period due to weaker demand, plant outages in the Polyethylene segment, and the use of a lighter feedstock mix in Corunna Olefins that reduced co-product supply. Lower operating costs only partially offset the lower margins.

Operating income of $43 million in the six months ended June 30, 2009, was significantly lower than operating income of $401 million reported in the six months ended June 30, 2008. The same factors that affected the quarter over quarter performance caused the change in the year-to-date performance.

Joffre Olefins

Second Quarter 2009 Versus Second Quarter 2008

Joffre Olefins reported operating income of $59 million in the second quarter of 2009, down from $169 million in the second quarter of 2008. In the second quarter of 2009, margins declined due to selling prices that fell more than feedstock costs, and lower sales volumes. Industry average prices for ethylene were 52% lower in the second quarter of 2009 compared to the same period one year ago due to lower average feedstock costs and relatively weak derivative demand in the United States Gulf Coast (USGC) region. Second quarter operating costs were significantly lower than the same period last year due to the lower Canadian dollar exchange rate, and lower natural gas and utility costs.

Alberta ethane prices were 64% lower in the second quarter of 2009 than the second quarter of 2008. Natural gas prices declined 71% due to higher production, weaker industrial demand and ample inventories. USGC ethane prices declined 59%.

Six Months Ended June 30, 2009 Versus Six Months Ended June 30, 2008

Joffre Olefins reported operating income of $87 million in the six months ended June 30, 2009, down from $320 million in the same period one year ago. Margins declined due to selling prices that fell more than feedstock costs, and lower sales volumes. Industry average prices for ethylene were 49% lower in the first half of 2009 compared to the first half of 2008. First half 2009 operating costs were significantly lower due to the lower Canadian dollar exchange rate, and lower natural gas and utility costs.

Corunna Olefins

Second Quarter 2009 Versus Second Quarter 2008

Corunna Olefins reported an operating loss of $24 million in the second quarter of 2009, compared to operating income of $10 million in the second quarter of 2008. In the second quarter of 2009, margins declined due to selling prices that fell more than feedstock costs, and lower sales volumes. Sales volume fell in the second quarter of 2009 as ethylene derivative demand weakened versus the second quarter of 2008, and due to a lighter feedstock mix that led to lower production of co-products.

In the second quarter of 2009, average WTI crude oil prices fell 52% from the second quarter of 2008 while NOVA Chemicals’ average flow-through crude oil costs fell 47%. In the second quarter of 2009, industry average prices for ethylene fell 52% compared to the second quarter of 2008, due to lower average feedstock costs and relatively weak demand in the USGC region. Average co-product prices fell 50% in the second quarter of 2009 and NOVA Chemicals’ co-product sales volumes fell 36% as compared to one year ago.

Six Months Ended June 30, 2009 Versus Six Months Ended June 30, 2008

Corunna Olefins reported an operating loss of $78 million in the six months ended June 30, 2009, compared to operating income of $9 million in the six months ended June 30, 2008. Margins contracted due to selling prices that fell more than feedstock costs, and lower sales volumes. In the first half of 2009, industry average ethylene selling prices declined 49% compared to the first half of 2008, due to lower feedstock costs and weak demand in the USGC region.

Polyethylene

Second Quarter 2009 Versus Second Quarter 2008

The Polyethylene segment reported operating income of $49 million in the second quarter of 2009, up from operating income of $31 million in the second quarter of 2008. In the second quarter of 2009, lower operating costs more than offset lower margins. Operating costs declined in the second quarter of 2009 compared to a year ago due to the lower Canadian dollar exchange rate and lower utility costs. In the second quarter of 2009, margins declined versus the second quarter of 2008 as lower selling prices and sales volumes more than offset lower feedstock costs.

Polyethylene sales volume was 765 million pounds in the second quarter of 2009 versus 905 million pounds in the second quarter of 2008. NOVA Chemicals’ sales volume was lower as economic uncertainty caused customers to maintain very low inventories and because plant outages reduced product availability. International sales represented 16% of total sales volume, down from 19% in the second quarter of 2008, but higher than the long-term average of 15%. Polyethylene prices in most export markets remained higher than North America due to the higher costs of production based on naphtha feedstock in those regions, and therefore, the export window from North America remained open.

Sales of polyethylene manufactured using the Advanced SCLAIRTECH technology (AST polyethylene) were 193 million pounds, down from 213 million pounds in the second quarter of 2008. The reduction in sales volume was due to a 19-day planned maintenance outage.

The average North American industry butene liner polyethylene price was 50¢ per pound in the second quarter of 2009, significantly lower than the 85¢ per pound average of the second quarter of 2008, according to Townsend Polymer Services and Information (TPSI). Industry price increases of 3¢ per pound were implemented on both May 1 and June 1, 2009. As of June 2009, the average North American industry butene liner polyethylene price was 9¢ per pound higher than in December 2008 as reported by TPSI.

Six Months Ended June 30, 2009 Versus Six Months Ended June 30, 2008

The Polyethylene segment reported operating income of $42 million in the six months ended June 30, 2009, down from operating income of $54 million in the six months ended June 30, 2008. Margins declined as lower sales volumes and sharply lower selling prices in the first half of 2009 more than offset lower feedstock costs. Lower operating costs, due to the lower Canadian dollar exchange rate and lower utility costs, only partially offset the decline in margins.

Polyethylene sales volume was 1,536 million pounds in the first half of 2009, lower than the 1,821 million pounds a year ago. In the six months ended June 30, 2008, customers built inventory due to rising prices and robust demand. In 2009, destocking occurred early in the year followed by stable but low inventory levels, and demand was weakened due to economic uncertainty.

The average North American industry butene liner polyethylene price was 50¢ per pound in the six months ended June 30, 2009, significantly lower than the 82¢ per pound average in the six months ended June 30, 2008, according to TPSI.

INEOS NOVA Joint Venture (1)

Financial Highlights

	Three Months Ended		Six Month Ended
(millions of U.S. dollars, except as noted)	June 30 2009	June 30 2008	June 30 2009	June 30 2008
Revenue	$303	$594	$540	$1,073
Depreciation	$7	5	$13	11
Operating Income (Loss) (2)	$6	$(1)	$6	$1
Capital Spending	$2	$5	$3	$12
Sales Volumes (millions of pounds) (3)
Styrene Monomer	221	279	397	522
Solid and Expandable Polystyrene	409	421	786	835

Total Sales	630	700	1,183	1,357

(1)	Results reflect NOVA Chemicals’ 50% position in the INEOS NOVA joint venture.

(2)	See Supplemental Measures on page 23.

(3)	Third-party sales. Polystyrene sales consist of solid polystyrene sales in North America and solid and expandable polystyrene sales in Europe.

Average Benchmark Prices (1)

	Three Month Average		Six Month Average
(U.S. dollars per pound, unless otherwise noted)	June 30 2009	June 30 2008	June 30 2009	June 30 2008
Principal Products:
Styrene Monomer – North America (2)	$0.46	$0.78	$0.43	$0.75
Solid Polystyrene – North America (2)	$0.84	$1.08	$0.81	$1.06
Solid Polystyrene – Europe (2)	$0.52	$0.93	$0.48	$0.90
Raw Materials:
Benzene (dollars per gallon) (2)	$1.98	$3.98	$1.60	$3.82
Ethylene (2)	$0.32	$0.66	$0.32	$0.63

(1)	Average benchmark prices do not necessarily reflect actual prices realized by INEOS NOVA or any other petrochemical company.

(2)	Source: CMAI Contract Market.

Review of Operations

Second Quarter 2009 Versus Second Quarter 2008

In the second quarter of 2009, operating income improved to $6 million from an operating loss of $1 million in the second quarter of 2008, mainly due to higher margins in the North American business. In North American styrene monomer, higher margins in the second quarter of 2009 were due to lower flow-through feedstock costs that, combined with fixed cost reductions, more than offset lower selling prices and sales volumes compared to the second quarter of 2008. Industry plant outages caused an average of approximately 17% of capacity to be shut down in the quarter, and remaining capacity operated at high utilization rates as relatively low feedstock costs in North America allowed for strong export sales volumes. Margins also improved in North American polystyrene, as lower flow-through feedstock costs more than offset lower prices compared to the second quarter of 2008.

In Europe, solid polystyrene margins declined in the second quarter of 2009 versus the same quarter in 2008, as sharply lower sales volumes more than offset higher unit margins resulting from lower flow-through feedstock costs that fell further than selling prices. European expandable polystyrene margins also declined due to lower sales volumes, while lower selling prices were effectively offset by lower flow-through feedstock costs.

Six Months Ended June 30, 2009 Versus Six Months Ended June 30, 2008

In the six months ended June 30, 2009, operating income improved to $6 million from $1 million in the six months ended June 30, 2008, mainly due to higher margins in North American polystyrene. In North American styrene monomer, margins declined in the first six months of 2009 due to lower sales volumes while price declines were approximately offset by lower flow-through feedstock costs compared to the same period in 2008. In North American polystyrene, higher margins in the six months ended June 30, 2009, were due to lower flow-through feedstock costs that more than offset lower prices as compared to one year ago.

PERFORMANCE STYRENICS BUSINESS UNIT

Financial Highlights

	Three Months Ended		Six Months Ended
(millions of U.S. dollars, except as noted)	June 30 2009	June 30 2008	June 30 2009	June 30 2008
Revenue	$57	$127	$103	$249
Depreciation	$5	$6	$12	$12
Operating Loss (1)	$(7)	$(10)	$(27)	$(14)
Capital Spending	$2	$5	$3	$6
Sales Volumes (millions of pounds) (2)	73	105	132	208

(1)	See Supplemental Measures on page 23.

(2)	Third-party sales.

Average Benchmark Prices (1)

	Three Month Average		Six Month Average
(U.S. dollars per pound)	June 30 2009	June 30 2008	June 30 2009	June 30 2008
Styrene Monomer	$0.46	$0.78	$0.43	$0.75
Expandable Polystyrene	$0.84	$1.06	$0.83	$1.04

(1)	Source: CMAI. Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

Review of Operations

Second Quarter 2009 Versus Second Quarter 2008

The Performance Styrenics segment reported an operating loss of $7 million in the second quarter of 2009 compared to an operating loss of $10 million in the second quarter of 2008. In the second quarter of 2009, gains from lower operating and fixed costs slightly exceeded the impact of lower margins, as compared to the second quarter of 2008. The margin decline in the second quarter of 2009 was due to selling prices that declined more than flow-through feedstock costs, and lower sales volumes.

In the second quarter of 2009, expandable polystyrene (EPS) sales declined 25% as compared to the second quarter of 2008 due to the sharp decline in the building and construction market, and a 25% reduction in NOVA Chemicals’ EPS capacity following the capacity rationalization at the Monaca, PA plant site in the first quarter of 2009. DYLARK® resin second quarter sales declined 54% due to weakness in automotive markets. ARCEL® resin second quarter sales declined 42% from the second quarter of 2008 due to weakness in consumer durables markets such as computers, printers and televisions.

NOVA Chemicals is in the process of exiting the DYLARK engineering resin business. The Company has solicited final orders from customers and is in the process of finalizing those orders.

Six Months Ended June 30, 2009 Versus Six Months Ended June 30, 2008

The Performance Styrenics segment reported an operating loss of $27 million in the six months ended June 30, 2009, compared to an operating loss of $14 million in the six months ended June 30, 2008. The decline in the first half of 2009 was due to lower margins as sales volume declined and selling prices fell more than flow-through feedstock costs. The decline in margins was only partially offset by lower operating and fixed costs in the first six months of 2009 as compared to the same period one year ago.

In the six months ended June 30, 2009, EPS sales declined 32% as compared to the six months ended June 30, 2008 due to the sharp decline in the building and construction market. DYLARK resin sales were 56% lower in the first six months of 2009 versus the same period in 2008 due to weakness in automotive markets, while ARCEL resin sales were 48% lower due to weakness in consumer durables markets.

CORPORATE

	Three Months Ended		Six Months Ended
(millions of U.S. dollars)	June 30 2009	June 30 2008	June 30 2009	June 30 2008
Before-Tax Corporate Items:
Corporate operating costs (1)	$(79)	$(29)	$(102)	$(61)
Stock-based compensation and profit sharing (2)	(13)	(3)	(35)	(20)
Mark-to-market feedstock derivatives (3)	(1)	(87)	14	(117)
IPIC transaction costs	—	—	(23)	—
Restructuring	(34)	(5)	(42)	(5)
Depreciation (1)	(2)	(3)	(3)	(5)

Operating Loss (4)	$(129)	$(127)	$(191)	$(208)

(1)	See Note 1 on page 15 for discussion of the prior period restatement due to the adoption of CICA 3064 in the first quarter of 2009.

(2)	NOVA Chemicals had three cash-settled, stock-based compensation plans that were marked to market with changes in the value of the common stock price. NOVA Chemicals entered into forward transactions with the intent to neutralize the mark-to-market impact of two of the stock-based compensation plans. All forward transactions were cash settled in the first quarter of 2009. Stock-based compensation also includes the amount expensed related to the fair value of stock options earned by employees during the period. In addition, NOVA Chemicals maintains a profit sharing program available to most employees based on the achievement of shareholder return on equity targets.

(3)	NOVA Chemicals is required to record on its balance sheet the market value of its open derivative positions which do not qualify for hedge accounting treatment. The gain or loss resulting from changes in the market value of these derivatives is recorded as earnings or loss each period. These mark-to-market adjustments are recorded in the Feedstock and operating costs line on the Consolidated Statements of Net (Loss) Income and as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.

(4)	See Supplemental Measures on page 23.

Corporate Operating Costs

Corporate operating costs were $50 million higher during the second quarter of 2009 as compared to the second quarter of 2008 and $41 million higher during the six months ended June 30, 2009 as compared to the same period last year primarily due to increased foreign currency losses on Canadian-denominated long-term debt due to a strengthening Canadian dollar and settlement charges related to payments from the Company’s supplemental employee retirement plan (see Note 2 on page 16).

Stock-based Compensation and Profit Sharing

Expenses increased in the second quarter of 2009 and the six months ended June 30, 2009, primarily due to the recognition of stock-based compensation costs for the full vesting of all previously unvested restricted share units upon closing of the IPIC transaction. At closing of the IPIC transaction, outstanding units of the stock-based compensation plans were cancelled by the Company and the restricted share units and deferred share units were cash-settled in July 2009 for $6.00 per unit (outstanding stock options and equity appreciation units had no value). The total cash settlement for these units was $34 million.

Mark-to-Market Feedstock Derivatives

The mark-to-market value of NOVA Chemicals’ open feedstock positions remained steady in the second quarter of 2009, resulting in an unrealized loss of $1 million ($1 million after-tax). The Company locks in a portion of its propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012. NOVA Chemicals recorded an unrealized loss of $87 million ($61 million after-tax) in the second quarter of 2008. Strengthening forward propane and butane prices as a percentage of forward crude oil prices drove the non-cash mark-to-market improvement in the second quarter of 2009 compared to second quarter of 2008.

On Jan. 1, 2009, NOVA Chemicals adopted EIC-173, Credit Risk and the Fair Value of Financial Assets and Liabilities, (see Note 1 on page 15), which requires the mark-to-market value of NOVA Chemicals’ open feedstock positions to include consideration of the Company’s own credit risk and the credit risk of its counterparties. The adoption of EIC-173 resulted in a one-time credit on Jan. 1, 2009 to opening retained earnings and a corresponding decrease in the mark-to-market liability of $18 million ($12 million after-tax). During the six months ended June 30, 2009, the EIC-173 impact decreased the non-cash mark-to-market gain and increased the mark-to-market liability by $16 million (second quarter of 2009 - $1 million).

IPIC Transaction Costs

Costs incurred by NOVA Chemicals during the six months ended June 30, 2009, related to the IPIC transaction include $23 million for financial advisor and legal fees. In July 2009, NOVA Chemicals incurred an additional $25 million of financial advisor fees.

Restructuring

Total restructuring charges in the second quarter of 2009 were $34 million ($34 million after-tax). In June 2009, NOVA Chemicals began the process of exiting the DYLARK engineering resin business. The Company has solicited final orders from customers and is in the process of finalizing those orders. The Company recorded a restructuring charge of $31 million during the second quarter of 2009 which included a $17 million impairment charge related to the DYLARK resin business unit assets, $3 million for severance and other employee related costs, and $11 million for other related exit costs. The Company also continued the restructuring of its Performance Styrenics segment during the second quarter of 2009 and recorded a restructuring charge of $2 million related to severance and other employee related costs. NOVA Chemicals’ 50% share of the INEOS NOVA joint venture includes restructuring costs of $1 million in the second quarter of 2009, related to pension plan settlement charges. Refer to Note 3 on page 16 for details of restructuring charges for all periods presented.

IFRS Changeover Plan

NOVA Chemicals has provided a qualitative assessment of its International Financial Reporting Standards (IFRS) convergence plan at Dec. 31, 2008, in the 2008 Annual Report MD&A on page 63. There were no further changes to this plan during the first half of 2009. The Company will continue to investigate the impact of IFRS convergence throughout the remainder of 2009.

Capitalization, Liquidity and Cash Flow

Capitalization

(millions of U.S. dollars)	June 30 2009	Dec. 31 2008
Net current debt (1)	$772	$333
Long-term debt	1,129	1,270
Less: cash and cash equivalents	(73)	(74)

Total debt, net of cash, cash equivalents, and restricted cash	1,828	1,529

Total shareholders’ equity	707	895

Quarterly (increase) decrease in debt, net of cash (2)	(22)	140

(1)	Equals long-term debt due within one year and bank loans, less restricted cash. See Supplemental Measures on page 23.

(2)	Benchmarked against the previous applicable quarter.

Liquidity

Liquidity is defined as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents. NOVA Chemicals’ total liquidity at the end of the second quarter of 2009 was $244 million, down from $323 million at the end of the first quarter of 2009. NOVA Chemicals’ future liquidity is dependent on the actions described below and many other factors such as cash generated from ongoing operations, internal actions taken to reduce costs and conserve cash, and the availability of other potential sources of financing.

NOVA Chemicals has five revolving credit facilities totaling $765 million as of June 30, 2009 ($683 million as of Dec. 31, 2008). As of June 30, 2009 and Dec. 31, 2008, NOVA Chemicals had utilized $590 million and $184 million of its revolving credit facilities, respectively (of which $44 million and $40 million, respectively, was in the form of letters of credit). All of the revolving credit facilities mature during March 2010 (see Note 7 on page 18).

The indentures governing NOVA Chemicals’ public debt allow for debt up to 10% of consolidated net tangible assets to be secured without having to secure the public debt. If consolidated net tangible assets (defined in accordance with the indentures and calculated on a quarterly basis) fall below $3.5 billion, availability of the $350 million secured revolving credit facility will be reduced proportionately. On Feb. 25, 2009, the availability on the $350 million revolving credit facility was reduced by $25 million and subsequently increased by $21 million to $346 million effective Apr. 24, 2009.

In July 2009, NOVA Chemicals corporate family debt ratings improved as follows:

	Pre-IPIC transaction	Post-IPIC transaction
Dominion Bond Rating Service Limited (1)	B (high)	BBB (low)
Fitch Ratings Ltd.	B- (watch positive)	B+ (stable)
Moody’s Investor Service	B2	Ba3
Standard & Poor’s	CCC+ (watch positive)	B- (stable)

(1)	The rating presented is NOVA Chemicals’ senior unsecured debt rating. Dominion Bond Rating Service has withdrawn the Company’s corporate family debt rating because NOVA Chemicals is now rated investment grade.

In connection with the Arrangement Agreement entered into by IPIC and NOVA Chemicals, IPIC provided a $250 million unsecured backstop credit facility (the Backstop Facility) to NOVA Chemicals. The Backstop Facility could only be used as a single draw to assist the Company in repaying the $250 million, 7.4% notes due on Apr. 1, 2009. On Mar. 31, 2009, $150 million was drawn on the Backstop Facility to repay the 7.4% notes on Apr. 1, 2009. The amount drawn on the Backstop Facility and all related interest and fees were to be payable upon maturity of the Backstop Facility on June 30, 2010 or other termination of the Backstop Facility. On July 3, 2009, IPIC provided NOVA Chemicals with an additional $200 million credit facility with substantially the same terms and conditions as the Backstop Facility to enable NOVA Chemicals to complete certain inter-company pre-closing reorganization transactions. NOVA Chemicals drew the full $200 million available under the credit facility on July 3, 2009 and, subsequent to the closing of the IPIC transaction on July 6, 2009, NOVA Chemicals repaid the $200 million credit facility and IPIC’s holding company subscribed for $200 million of common stock of NOVA Chemicals. NOVA Chemicals then repaid the $150 million Backstop Facility and IPIC’s holding company subscribed for an additional $150 million of common stock of NOVA Chemicals. All related accrued interest and fees on the $200 million credit facility and the Backstop Facility were forgiven by IPIC.

The $350 million secured revolving credit facility, the $150 million facility, the total return swap and NOVA Chemicals’ accounts receivable securitization programs are governed by financial covenants which require quarterly compliance. The covenants require a maximum net debt-to-cash flow ratio of 5:1 and a minimum interest coverage ratio of 2:1 computed on a rolling 12-month basis.

During the second quarter of 2009, NOVA Chemicals negotiated the following amendments to the financial covenants:

•	removing the maximum net debt-to-cash flow ratio and minimum interest coverage ratio covenants for the quarters ending June 30, 2009, Sep. 30, 2009 and Dec. 31, 2009; and

•

adding a minimum consolidated cash flow covenant which requires NOVA Chemicals to maintain consolidated cash flow that is positive for the quarter ending June 30, 2009, and that is not less than $50 million for each of the quarters ending Sep. 30, 2009 and Dec. 31, 2009, and that the minimum consolidated cash flow required can be reduced by cash proceeds received from new equity contributed by IPIC through the remainder of 2009 (excluding the equity contributions made on July 6, 2009 discussed above). NOVA Chemicals was in compliance with this covenant at June 30, 2009.

All lenders party to NOVA Chemicals’ revolving credit facilities, the total return swap and NOVA Chemicals’ accounts receivable securitization programs gave their consent to the change of control effective July 6, 2009 upon closing of the IPIC transaction. In addition, effective May 29, 2009, applicable lenders agreed to defer the requirement to raise $100 million in additional financing by June 1, 2009 to satisfy the conditions of earlier covenant relief. NOVA Chemicals had already satisfied $50 million of this condition by virtue of the $150 million credit facility secured on February 22, 2009 and the parties agreed that the remaining $50 million was deemed to have been met upon IPIC’s subscription for $150 million of common stock of NOVA Chemicals after NOVA Chemicals repaid the Backstop Facility.

In addition to amending the financial covenants of its accounts receivable securitization programs as discussed above, NOVA Chemicals reduced the maximum amount of the programs from $190 million to $130 million. The balances as of June 30, 2009 and Dec. 31, 2008, were $101 million and $175 million, respectively. NOVA Chemicals does not include any undrawn amounts under the accounts receivable securitization programs as part of liquidity.

The INEOS NOVA joint venture has two accounts receivable securitization programs, a $150 million North American program and a €120 million European program. NOVA Chemicals’ 50% share of the balances as of June 30, 2009 and Dec. 31, 2008, were $18 million and $27 million, respectively, under the North American program and €23 million and €25 million, respectively, under the European program.

Feedstock Derivative Positions

NOVA Chemicals maintains a derivatives program to manage risk associated with its crude oil feedstock purchases. In the second quarter of 2009, the Company recorded a $1 million net after-tax loss on realized positions compared to a net after-tax loss of $5 million in the second quarter of 2008.

Mark-to-market adjustments related to the change in the value of open feedstock positions are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results. See page 7 for more details.

Summary Quarterly Financial Information

(millions of U.S. dollars, except per share amounts)	Three Months Ended
	2009		2008				2007
	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30
Revenue	$1,005	$818	$1,153	$2,088	$2,213	$1,912	$1,795	$1,755
Operating (loss) income (1)	$(49)	$(120)	$(315)	$191	$70	$110	$114	$188
Net (loss) income	$(83)	$(123)	$(212)	$100	$20	$52	$126	$97
(Loss) earnings per share
- basic	$(1.00)	$(1.48)	$(2.55)	$1.20	$0.24	$0.63	$1.52	$1.17
- diluted	$(1.00)	$(1.48)	$(2.55)	$1.20	$0.24	$0.63	$1.51	$1.16
Weighted-average common shares outstanding (millions)
- basic	83.2	83.2	83.2	83.2	83.1	83.1	83.0	83.0
- diluted	83.2	83.2	83.2	83.2	83.2	83.2	83.4	83.8

(1)	See Supplemental Measures on page 23.

Changes in Net Income

(millions of U.S. dollars)	Q2 2009 Compared to Q2 2008	First Six Months 2009 Compared to First Six Months 2008
Lower operating margin (1)	$(38)	$(255)
Lower research and development	3	6
Higher selling, general and administrative	(2)	(24)
Higher restructuring charges	(29)	(37)
Higher foreign exchange losses	(52)	(40)
(Higher) lower depreciation and amortization	(1)	1
Higher interest expense	(8)	(11)
Higher net gains and (losses)	(1)	—
Lower income tax expense	25	82

Decrease in net income	$(103)	$(278)

(1)	Operating margin equals revenue less feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives), see page 7.

Net income for the second quarter of 2009 was lower than the second quarter of 2008 due to economic uncertainty which caused polymer buyers to remain cautious, and therefore causing weak demand for petrochemicals in North America that led to an excess of capacity and lower industry chain margins. Higher foreign exchange losses due to a strengthening Canadian dollar on Canadian-denominated long-term debt also contributed to the decrease in net income during the second quarter of 2009 as compared to the same period last year. Net income for the first six months of 2009 was lower than the first six months of 2008 as a result of a decline in operating margins due to selling prices that fell more than feedstock costs, and lower sales volumes. Industry average prices for ethylene were 49% lower in the first half of 2009 compared to the first half of 2008.

Selling, general and administrative costs were $24 million higher in the first half of 2009 as compared to the first half of 2008 primarily due to $23 million of financial advisor fees and legal fees (transaction costs) incurred with respect to the IPIC transaction. See page 7.

Restructuring charges were higher in the second quarter of 2009 and the first half of 2009 as compared to the same periods in 2008 primarily due to NOVA Chemicals’ decision to exit the DYLARK engineering resin business during the second quarter of 2009. The Company has solicited final orders from customers and is in the process of finalizing those orders. See pages 7 and 16 for further details of all restructuring charges.

Higher foreign exchange losses are to due to a strengthening Canadian dollar on Canadian-denominated long-term debt during the second quarter of 2009 as compared to the second quarter of 2008 and the first half of 2009 as compared to the first half of 2008.

Interest expense in the second quarter of 2009 was $8 million higher than the second quarter of 2008 and $11 million higher during the first six months of 2009 as compared to the first six months of 2008 primarily due to additional amortization expense of debt issue costs as a result of the amendments, additional financings completed in the first and second quarters of 2009 and debt advisory fees recorded in the first quarter of 2009.

Income tax expense was lower primarily due to lower earnings. The decrease was offset by increases to tax expense due to non-deductible expenses and an increase in the valuation allowance due to the uncertainty of realizing the benefit on certain loss carryforwards.

NOVA Chemicals Corporation

Notice of Disclosure of Non-auditor Review of Interim Financial Statements for the periods ended June 30, 2009 and 2008

The accompanying unaudited interim consolidated financial statements of the Company for the interim periods ended June 30, 2009 and 2008, have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the Company’s management.

The Company’s independent auditors, Ernst & Young LLP, have not performed a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Dated this 14th day of August, 2009.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Net (Loss) Income

(unaudited, millions of U.S. dollars, except per share amounts)	Three Months Ended		Six Months Ended
	June 30 2009	June 30 2008	June 30 2009	June 30 2008
		(restated – See Note 1)		(restated – See Note 1)
Revenue	$1,005	$2,213	$1,823	$4,125
Feedstock and operating costs (excluding depreciation)	834	2,004	1,612	3,659
Research and development	10	13	20	26
Selling, general and administrative	59	57	148	124
Restructuring (Note 3)	34	5	42	5
Foreign exchange loss	52	—	40	—
Depreciation and amortization	65	64	130	131

	1,054	2,143	1,992	3,945

Operating (loss) income	(49)	70	(169)	180

Interest expense, net (Note 4)	(48)	(40)	(94)	(83)
Other gains (losses), net	(1)	—	(1)	(1)

	(49)	(40)	(95)	(84)

(Loss) income before income taxes	(98)	30	(264)	96
Income tax (recovery) expense (Note 5)	(15)	10	(58)	24

Net (loss) income	$(83)	$20	$(206)	$72

(Loss) earnings per share (Note 6)
- basic	$(1.00)	$0.24	$(2.48)	$0.87
- diluted	$(1.00)	$0.24	$(2.48)	$0.87

Notes to the Consolidated Financial Statements appear on pages 15 to 22.

Consolidated Balance Sheets

(unaudited, millions of U.S. dollars)	June 30 2009	Dec. 31 2008
Assets
Current assets
Cash and cash equivalents	$73	$74
Accounts receivable	421	290
Inventories (Note 9)	486	529
Prepaid expenses and other assets	26	34
Future income taxes	19	68
Restricted cash (Note 7)	4	49

	1,029	1,044
Investments and other assets	176	155
Future income taxes	4	—
Property, plant and equipment, net	2,714	2,808

	$3,923	$4,007

Liabilities and Shareholders’ Equity
Current liabilities
Bank loans	$1	$2
Accounts payable and accrued liabilities	688	781
Future income taxes	1	—
Long-term debt due within one year (Note 7)	775	380

	1,465	1,163
Long-term debt (Note 7)	1,129	1,270
Future income taxes	340	377
Deferred credits and long-term liabilities	282	302

	3,216	3,112
Shareholders’ equity
Common shares	508	508
Contributed surplus	27	25
Deficit	(294)	(100)
Accumulated other comprehensive income	466	462

	707	895

	$3,923	$4,007

Notes to the Consolidated Financial Statements appear on pages 15 to 22.

Consolidated Statements of Cash Flows

	Three Months Ended		Six Months Ended
(unaudited, millions of U.S. dollars)	June 30 2009	June 30 2008	June 30 2009	June 30 2008
		(restated – See Note 1)		(restated – See Note 1)
Operating activities
Net (loss) income	$(83)	$20	$(206)	$72
Depreciation and amortization	65	64	130	131
Future income tax expense (recovery)	17	(28)	10	(52)
Unrealized loss (gain) on derivatives	1	87	(14)	117
Asset write-downs	17	—	17	—
Unrealized foreign exchange loss	43	—	45	—
Other losses	1	—	1	1
Stock option expense	—	—	—	1

	61	143	(17)	270

Changes in non-cash working capital:
Accounts receivable	(103)	(100)	(128)	(126)
Inventories	(76)	(16)	44	(164)
Other current assets	—	(6)	(5)	(2)
Accounts payable and accrued liabilities	176	51	(100)	98

	(3)	(71)	(189)	(194)

Changes in other current assets and non-current assets and liabilities	(15)	(18)	(22)	(34)

Cash flow from (used in) operating activities	43	54	(228)	42

Investing activities
Property, plant and equipment additions	(22)	(44)	(41)	(79)
Turnaround costs, long-term investments and other assets	(8)	(8)	(9)	(10)

Cash flow used in investing activities	(30)	(52)	(50)	(89)

Financing activities
Decrease in current bank loans	(1)	—	(2)	—
Long-term debt additions	—	—	1	1
Long-term debt repayments	(251)	(1)	(252)	(2)
Increase in revolving debt facilities	170	16	540	12
Common shares issued	—	—	—	2
Common share dividends	—	(9)	(7)	(17)

Cash flow (used in) from financing activities	(82)	6	280	(4)

Increase (decrease) in cash due to exchange rates	1	—	(3)	—

(Decrease) increase in cash and cash equivalents	(68)	8	(1)	(51)
Cash and cash equivalents, beginning of period	141	59	74	118

Cash and cash equivalents, end of period	$73	$67	$73	$67

Cash tax payments, net of refunds	$(11)	$8	$(28)	$20
Cash interest payments	$35	$37	$80	$83

Notes to the Consolidated Financial Statements appear on pages 15 to 22.

Consolidated Statements of Changes in Shareholders’ Equity

(unaudited, millions of U.S. dollars, except share amounts)	Three Months Ended		Six Months Ended
	June 30 2009	June 30 2008	June 30 2009	June 30 2008
		(restated – See Note 1)		(restated – See Note 1)
Common shares
Balance at beginning of period	$508	$507	$508	$505
Common shares issued	—	—	—	2

Balance at end of period	$508	$507	$508	$507

Contributed surplus
Balance at beginning of period	$26	$27	$25	$27
Contribution of post-retirement plans to INEOS NOVA (Note 2)	—	(4)	—	(4)
Stock option compensation cost	—	1		1
Other	1	—	2	—

Balance at end of period	$27	$24	$27	$24

Reinvested (deficit) earnings
Balance at beginning of period	$(211)	$15	$(100)	$(68)
Net (loss) income	(83)	20	(206)	72
Changes in accounting standards:
Adoption of inventory full costing (1)	—	—	—	39
Adoption of EIC-173 (Note 1)	—	—	12	—
Common share dividends	—	(9)	—	(17)

Balance at end of period	$(294)	$26	$(294)	$26

Accumulated other comprehensive income
Balance at beginning of period	$456	$564	$462	$608
Other comprehensive income (loss):
Unrealized gain (loss) on translation of self-sustaining foreign operations	10	23	4	(21)

Balance at end of period	$466	$587	$466	$587

Total shareholders’ equity	$707	$1,144	$707	$1,144

Common shares
Balance at beginning of period	83,160,889	83,136,039	83,160,889	83,054,528
Common shares issued	—	4,400	—	85,911

Balance at end of period	83,160,889	83,140,439	83,160,889	83,140,439

(1)	One-time credit on Jan. 1, 2008 to opening retained earnings and a corresponding increase in opening inventory of $47 million ($39 million after-tax).

Notes to the Consolidated Financial Statements appear on pages 15 to 22.

Consolidated Statements of Comprehensive (Loss) Income

	Three Months Ended		Six Months Ended
(unaudited, millions of U.S. dollars)	June 30 2009	June 30 2008	June 30 2009	June 30 2008
		(restated – See Note 1)		(restated – See Note 1)
Net (loss) income	$(83)	$20	$(206)	$72
Other comprehensive income (loss):
Unrealized gain (loss) on translation of self-sustaining foreign operations	10	23	4	(21)

Comprehensive (loss) income	$(73)	$43	$(202)	$51

Notes to the Consolidated Financial Statements appear on pages 15 to 22.

Notes to Consolidated Financial Statements

(unaudited, millions of U.S. dollars, except per share amounts and unless otherwise noted)

These interim Consolidated Financial Statements do not include all of the disclosures included in NOVA Chemicals’ annual Consolidated Financial Statements and should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2008.

On Feb. 23, 2009, NOVA Chemicals entered into an Arrangement Agreement with International Petroleum Investment Company (IPIC) providing for the acquisition by IPIC of all of NOVA Chemicals’ outstanding common shares for cash consideration of $6.00 per share. On July 6, 2009, IPIC completed the acquisition of NOVA Chemicals by way of a plan of arrangement (the Arrangement) under the Canada Business Corporations Act, and pursuant to the Arrangement, a wholly-owned subsidiary of IPIC acquired all of the issued and outstanding common shares of NOVA Chemicals for $6.00 per share in cash. The total value of the Arrangement, including assumption of NOVA Chemicals’ net debt obligations, is approximately $2.8 billion.

1.	Significant Accounting Policies

These interim Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2008, on pages 83 to 92 of the 2008 Annual Report, except as follows.

Certain comparative figures have been restated to conform with the current periods’ presentation.

Description	Date of adoption	Impact
Canadian GAAP

Scope amendments to CICA 1506, Accounting Changes, provide that this Section shall be applied to a change in individual accounting policies but not to changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting.	Annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009	NOVA Chemicals’ adoption of IFRS on Jan. 1, 2011 will not qualify as an accounting change under CICA 1506

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, provides that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of derivative instruments. The accounting treatment in this Abstract should be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this Abstract. Retrospective application with restatement of prior periods is permitted but not required. Early adoption is encouraged.	Mar. 31, 2009	Resulted in a one-time credit to opening retained earnings on Jan. 1, 2009 and a corresponding decrease in mark-to-market feedstock liabilities of $18 million ($12 million after-tax)

CICA 3064, Goodwill and Intangible Assets, replaced CICA 3062, Goodwill and Other Intangible Assets, and results in withdrawal of CICA 3450, Research and Development Costs, and amendments to Accounting Guideline (AcG) 11, Enterprises in the Development Stage and CICA 1000, Financial Statement Concepts. The standard intends to reduce the differences with IFRS in the accounting for intangible assets and results in closer alignment with U.S. GAAP. Under former Canadian standards, more items were recognized as assets than under IFRS or U.S. GAAP. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing as assets items that do not meet the definition and recognition criteria is eliminated. The standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.	Jan. 1, 2009	See discussion below

NOVA Chemicals adopted CICA 3064 on Jan. 1, 2009. Assets such as pre-production costs and start-ups costs, which no longer meet the definition of intangible assets as prescribed by CICA 3064 were removed from the balance sheet and in accordance with CICA 1506, Accounting Changes, these changes have been applied retrospectively. The effect of the restatement at Dec. 31, 2007 was to decrease Investments and other assets by $40 million, decrease Future income tax liability by $11 million, decrease

Accumulated other comprehensive income by $4 million and increase Reinvested deficit by $25 million. The after-tax impact to the net income in the second quarter of 2008 was a $2 million benefit ($0.03 per share diluted).

The following summarizes the impact of the adoption of CICA 3064 in the periods presented:

	As Previously Reported	Change in Accounting Policy	As Restated
Reinvested deficit at Dec. 31, 2007	$(43)	$(25)	$(68)
Net income for the six months ended June 30, 2008	68	4	72
Other changes during the six months ended June 30, 2008	22	—	22

Reinvested earnings (deficit) at June 30, 2008	$47	$(21)	$26

Accumulated other comprehensive income (loss) at June 30, 2008	$589	$(2)	$587

Accumulated other comprehensive income (loss) at Dec. 31, 2008	$464	$(2)	$462

Reinvested earnings at Mar. 31, 2008	$38	$(23)	$15
Net income for the three months ended June 30, 2008	18	2	20
Other changes during the three months ended June 30, 2008	(9)	—	(9)

Reinvested deficit at June 30, 2008	$47	$(21)	$26

Accounting Standards and Interpretations Not Yet Adopted

Certain Canadian accounting standards and interpretations have been issued that are not required to be adopted until after June 30, 2009, and have not been early adopted by NOVA Chemicals. Pronouncements which may have a future impact on NOVA Chemicals accounting policies or on the presentation of the Consolidated Financial Statements are amendments to CICA 3855, Financial Instruments – Recognition and Measurement, and CICA 3862, Financial Instruments – Disclosures, which provide guidance on application of the effective interest method and require enhanced disclosures for financial instruments. The amendments are not required to be adopted by NOVA Chemicals until January 2010 and December 2009, respectively. Further amendments to CICA 3855, and new standards CICA 1582, Business Combinations, CICA 1601, Consolidated Financial Statements and CICA 1602, Non-controlling Interests are not required to be adopted by NOVA Chemicals until 2011, but will only have an accounting impact for transactions after adoption.

In February 2008, the Canadian Accounting Standards Board confirmed that the use of IFRS will be required for interim and annual financial statements in 2011 for publicly accountable profit-oriented enterprises. IFRS will replace Canada’s current GAAP for listed companies and other profit-oriented enterprises that are responsible to large or diverse groups of stakeholders. Companies will be required to provide one year of comparative data in accordance with IFRS.

During 2008, NOVA Chemicals established a project team to develop its IFRS changeover plan. A number of sub-teams were formed to begin the diagnostic phase of the project. The diagnostic phase includes the assessment of differences between Canadian GAAP and IFRS; options available under IFRS; potential system changes required; and effects on internal controls and processes. The Company will continue to investigate the impact of IFRS convergence in 2009 and has provided disclosure of its convergence plan and anticipated effects of IFRS on its financial statements, on a qualitative basis, in its 2008 annual MD&A on page 63 of its 2008 annual report.

2.	Pensions and Other Post-Retirement Benefits

The total defined benefit cost related to pension benefits recognized in each of the three month periods ended June 30, 2009 and June 30, 2008 was $14 million and $4 million, respectively. The total defined benefit cost related to pension benefits recognized during the six months ended June 30, 2009 and June 30, 2008 was $29 million and $12 million, respectively. The defined benefit cost recognized during the first quarter of 2009 and the second quarter of 2009 includes settlement charges of $8 million and $7 million, respectively that were triggered by lump-sum distributions.

The total defined benefit cost related to other post-retirement benefits recognized in each of the three month periods ended June 30, 2009 and June 30, 2008 was $1 million and $1 million, respectively. The total defined benefit cost related to other post-retirement benefits recognized during the six months ended June 30, 2009, and June 30, 2008 was $3 million and $2 million, respectively.

The expected long-term rate of a return on plan assets is 7.5% for the six months ended June 30, 2009 and the six months ended June 30, 2008.

Employer Contributions

NOVA Chemicals contributed $10 million during the quarter ending June 30, 2009 and $9 million during the quarter ended June 30, 2008, to its defined benefit pension plans. NOVA Chemicals contributed $3 million for the quarter ended June 30, 2009, and $4 million for the quarter ended June 30, 2008, to its defined contribution plans. NOVA Chemicals contributed $18 million during each of the six months ended June 30, 2009 and June 30, 2008, to its defined benefit pension plans. NOVA Chemicals contributed $7 million and $8 million during the six months ended June 30, 2009 and June 30, 2008, respectively, to its defined contribution plans.

For the year ending Dec. 31, 2009, funding for the defined benefit plans is expected to range between $30 and $40 million as employees accrue additional pension benefits and special payments are made to cover the shortfall between assets and obligations. Contributions to defined contribution plans for 2009 are expected to be $12 million.

3.	Restructuring Charges

In the second quarter of 2009, NOVA Chemicals recorded $34 million before-tax ($34 million after-tax) of restructuring charges as follows:

•

$31 million related to NOVA Chemicals’ decision to exit the DYLARK engineering resin business. The Company has solicited final orders from customers and is in the process of finalizing those orders. The restructuring charge included a $17 million impairment charge related to the DYLARK resin business unit assets, $3 million for severance and other employee related costs, and $11 million for other related exit costs, of which none of the severance costs have been paid to employees as of June 30, 2009;

•	$2 million of severance costs related to the continued restructuring of NOVA Chemicals’ Performance Styrenics segment; and

•	$1 million for a pension plan settlement charges incurred by the INEOS NOVA joint venture.

In the first quarter of 2009, NOVA Chemicals recorded $8 million before-tax ($8 million after-tax) of restructuring charges as follows:

•

$8 million of severance and other employee related costs related to Performance Styrenics restructuring which is intended to strengthen the business and reduce fixed costs by 40%. As of June 30, 2009, $4 million of the severance costs have been paid to employees.

In the second quarter of 2008, NOVA Chemicals recorded $5 million before-tax ($4 million after-tax) of restructuring charges as follows:

•

$3 million of severance and other employee costs related to the elimination of approximately 24 information technology positions in North America. As of June 30, 2009, $2 million of the severance costs have been paid to employees;

•

$2 million related to actions taken by the INEOS NOVA joint venture, including $1 million of severance costs related to reductions at the Bayport facility and $1 million of other non-cash restructuring charges. As of June 30, 2009, none of the severance costs have been paid to employees.

There were no restructuring charges in the first quarter of 2008.

4.	Interest Expense

	Three Months Ended		Six Months Ended
Components of interest expense	June 30 2009	June 30 2008	June 30 2009	June 30 2008
Interest on long-term debt	$42	$32	$73	$67
Interest on securitizations and other	10	10	25	20

Gross interest expense	52	42	98	87
Interest income	(4)	(2)	(4)	(4)

Interest expense, net	$48	$40	$94	$83

5.	Income Taxes

	Three Months Ended		Six Months Ended
	June 30 2009	June 30 2008	June 30 2009	June 30 2008
		(restated – See Note 1)		(restated – See Note 1)
(Loss) income before income taxes	$(98)	$30	$(264)	$96
Statutory income tax rate	29.0%	29.5%	29.0%	29.5%

Computed income tax (recovery) expense	$(29)	$9	$(77)	$29
(Decrease) increase in taxes resulting from:
Foreign tax rates	2	3	1	1
Increase (reduction) in valuation allowance	6	(5)	9	(7)
Other	6	3	9	1

Income tax (recovery) expense	$(15)	$10	$(58)	$24

6.	(Loss) Earnings Per Share

	Three Months Ended				Six Months Ended
	June 30 2009		June 30 2008		June 30 2009		June 30 2008
(shares in millions)	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
			(restated – See Note 1)	(restated – See Note 1)			(restated – See Note 1)	(restated – See Note 1)
Net (loss) income available to common shareholders	$(83)	$(83)	$20	$20	$(206)	$(206)	$72	$72

Weighted average common shares outstanding	83.2	83.2	83.1	83.1	83.2	83.2	83.1	83.1
Add back effect of dilutive securities: Stock Options	—	—	—	0.1	—	—	—	0.1

Weighted-average common shares for EPS calculations	83.2	83.2	83.1	83.2	83.2	83.2	83.1	83.2

(Loss) earnings per share	$(1.00)	$(1.00)	$0.24	$0.24	$(2.48)	$(2.48)	$0.87	$0.87

7.	Long-Term Debt

(millions of U.S. dollars, unless otherwise noted)	Maturity		June 30 2009	Dec. 31 2008
Revolving credit facilities	2010	(1)	$546	$143
Unsecured debentures and notes
$250 Canadian	2010	(2)	$215	$204
$400	2012	(2)	400	400
$400	2013	(2)	400	400
$100	2025	(2)	100	100

			$1,115	$1,104
IPIC Backstop Facility	2010		150	—
Medium-term notes	2009		—	250
Preferred shares	2010	(3)	75	126
Other unsecured debt	2009-2020		32	34
Transaction costs and other			(14)	(7)

Total			$1,904	$1,650
Less long-term debt due within one year			(775)	(380)

Long-term debt			$1,129	$1,270

(1)	Five facilities totaling $765 million: $150 million due Mar. 31, 2010, $350 million ($346 million available, see below) due Mar. 31, 2010, $100 million due Mar. 31, 2010, $65 million due Mar. 20, 2010, and $100 million (tranches: $30 million due Mar. 20, 2010; $30 million and $40 million, due Mar. 31, 2010).

(2)	Callable at the option of the Company at any time.

(3)	NOVA Chemicals posted $52 million cash collateral as of Feb. 22, 2009 ($45 million as of Dec. 31, 2008 included in Restricted cash on the consolidated balance sheets, plus $7 million provided from Jan. 1, 2009 through Feb. 22, 2009), $51 million was applied to the $126 million equity notional amount to reduce the equity notional amount to $75 million. The remaining $1 million cash collateral was returned to NOVA Chemicals.

The indentures governing NOVA Chemicals’ public debt allow for debt up to 10% of consolidated net tangible assets to be secured without having to secure the public debt. If consolidated net tangible assets (defined in accordance with the indentures and calculated on a quarterly basis) fall below $3.5 billion, availability of the $350 million secured revolving credit facility will be reduced proportionately. On Feb. 25, 2009, the availability on the $350 million revolving credit facility was reduced by $25 million and subsequently increased by $21 million to $346 million effective Apr. 24, 2009.

In connection with the Arrangement Agreement entered into by IPIC and NOVA Chemicals, IPIC provided a $250 million unsecured backstop credit facility (the Backstop Facility) to NOVA Chemicals. The Backstop Facility could only be used as a single draw to assist the Company in repaying the $250 million, 7.4% notes due on Apr. 1, 2009. On Mar. 31, 2009, $150 million was drawn on the Backstop Facility to repay the 7.4% notes on Apr. 1, 2009. The amount drawn on the Backstop Facility and all related interest and fees were to be payable upon maturity of the Backstop Facility on June 30, 2010 or other termination of the Backstop Facility. On July 3, 2009, IPIC provided NOVA Chemicals with an additional $200 million credit facility with substantially the same terms and conditions as the Backstop Facility to enable NOVA Chemicals to complete certain inter-company pre-closing reorganization transactions. NOVA Chemicals drew the full $200 million available under the credit facility on July 3, 2009 and, subsequent to the closing of the IPIC transaction on July 6, 2009, NOVA Chemicals repaid the $200 million credit facility and IPIC’s holding company subscribed for $200 million of common stock of NOVA Chemicals. NOVA Chemicals then repaid the $150 million Backstop Facility and IPIC’s holding company subscribed for $150 million of common stock of NOVA Chemicals. All related accrued interest and fees on the $200 million credit facility and the Backstop Facility were forgiven by IPIC.

The $350 million secured revolving credit facility, the $150 million facility, the total return swap and NOVA Chemicals’ accounts receivable securitization programs are governed by financial covenants which require quarterly compliance. The covenants require a maximum net debt-to-cash flow ratio of 5:1 and a minimum interest coverage ratio of 2:1 computed on a rolling 12-month basis.

During the second quarter of 2009, NOVA Chemicals negotiated the following amendments to the financial covenants:

•	removing the maximum net debt-to-cash flow ratio and minimum interest coverage ratio covenants for the quarters ending June 30, 2009, Sep. 30, 2009 and Dec. 31, 2009; and

•

adding a minimum consolidated cash flow covenant which requires NOVA Chemicals to maintain consolidated cash flow that is positive for the quarter ending June 30, 2009, and that is not less than $50 million for each of the quarters ending Sep. 30, 2009 and Dec. 31, 2009, and that the minimum consolidated cash flow required can be reduced by cash proceeds received from new equity contributed by IPIC through the remainder of 2009 (excluding the equity contributions made on July 6, 2009 discussed above). NOVA Chemicals was in compliance with this covenant at June 30, 2009.

All lenders party to NOVA Chemicals’ revolving credit facilities, the total return swap and NOVA Chemicals’ accounts receivable securitization programs gave their consent to the change of control effective July 6, 2009 upon closing of the IPIC transaction. In addition, effective May 29, 2009, applicable lenders agreed to defer the requirement to raise $100 million in additional financing by June 1, 2009 to satisfy the conditions of earlier covenant relief. NOVA Chemicals had already satisfied $50 million of this condition by virtue of the $150 million credit facility secured on February 22, 2009 and the parties agreed that the remaining $50 million was deemed to have been met upon IPIC’s subscription for $150 million of common stock of NOVA Chemicals after NOVA Chemicals repaid the Backstop Facility.

8.	Segmented Information

Refer to pages 116 and 117 of the Consolidated Financial Statements for the year ended Dec. 31, 2008, in the 2008 Annual Report for the description of each segment and accounting policies for segment reporting. Mark-to-market adjustments on NOVA Chemicals’ open feedstock derivative positions are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.

The following tables provide information for each segment.

	Three Months Ended		Six Months Ended
	June 30 2009	June 30 2008	June 30 2009	June 30 2008
Revenue
Joffre Olefins	$230	$631	$493	$1,182
Corunna Olefins	257	767	427	1,451
Polyethylene	359	675	684	1,319
Performance Styrenics	57	127	103	249
INEOS NOVA Joint Venture	303	594	540	1,073
Eliminations	(201)	(581)	(424)	(1,149)

	$1,005	$2,213	$1,823	$4,125

Operating (loss) income (1)
Joffre Olefins	$59	$169	$87	$320
Corunna Olefins	(24)	10	(78)	9
Polyethylene	49	31	42	54
Performance Styrenics	(7)	(10)	(27)	(14)
INEOS NOVA Joint Venture	6	(1)	6	1
Corporate	(129)	(127)	(191)	(208)
Eliminations	(3)	(2)	(8)	18

Total operating (loss) income	$(49)	$70	$(169)	$180
Interest expense, net	(48)	(40)	(94)	(83)
Other (losses) gains, net	(1)	—	(1)	(1)
Income tax recovery (expense)	15	(10)	58	(24)

Net (loss) income	$(83)	$20	$(206)	$72

(1) See Note 1 for discussion of the prior period restatement due to the adoption of CICA 3064 in the first quarter of 2009.

Depreciation and amortization (2)
Joffre Olefins	$16	$16	$33	$33
Corunna Olefins	16	17	32	32
Polyethylene	19	17	37	38
Performance Styrenics	5	6	12	12
INEOS NOVA Joint Venture	7	5	13	11
Corporate	2	3	3	5

	$65	$64	$130	$131

(2) See Note 1 for discussion of the prior period restatement due to the adoption of CICA 3064 in the first quarter of 2009.

Capital Spending
Joffre Olefins	$2	$5	$3	$7
Corunna Olefins	4	14	8	21
Polyethylene	12	15	24	33
Performance Styrenics	2	5	3	6
INEOS NOVA Joint Venture	2	5	3	12

	$22	$44	$41	$79

	June 30 2009	Dec. 31 2008
Assets
Joffre Olefins	$767	$786
Corunna Olefins	985	1,008
Polyethylene	998	944
Performance Styrenics	278	303
INEOS NOVA Joint Venture	531	458
Corporate	374	507
Eliminations	(10)	1

	$3,923	$4,007

9.	Inventories

The amount of inventory costs included in Feedstock and operating costs and depreciation and amortization during the three months ended June 30, 2009 and Dec. 31, 2008, was $0.8 billion and $1.4 billion, respectively. At the end of June 2009, there were decreases in crude oil prices and other liquid petroleum products used to produce ethylene and co-products at NOVA Chemicals’ Corunna facility. As a result, Corunna’s commodity feedstocks and manufactured ethylene and co-products finished goods inventory were written down to their estimated net realizable values, and a charge of $7 million was recorded in Feedstock and operating costs in the second quarter of 2009.

10.	Financial Risk Management

Change in Functional Currency

As required by GAAP, NOVA Chemicals commenced recording transactions in its Canadian operations using U.S. dollars as the functional currency effective Oct. 1, 2008. This results in all foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the income statement rather than being included in translation gains and losses deferred in AOCI. NOVA Chemicals accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in the Canadian entities. The translated amounts on Sep. 30, 2008 became the historical basis for all items as of Oct. 1, 2008. NOVA Chemicals continues to hold investments in joint ventures and other subsidiaries with differing functional currencies and these will continue to be classified as self-sustaining operations, with translation gains and losses deferred in AOCI.

11.	Reconciliation to United States Generally Accepted Accounting Principles

	Three Months Ended		Six Months Ended
	June 30 2009	June 30 2008(1)	June 30 2009	June 30 2008(1)
Net (loss) income in accordance with Canadian GAAP	$(83)	$20	$(206)	$72
Add (deduct) adjustments for:
Stock-based compensation (2)	(1)	(1)	(1)	(1)

Net (loss) income in accordance with U.S. GAAP	$(84)	$19	$(207)	$71
(Loss) earnings per share – basic and diluted	$(1.01)	$0.23	$(2.49)	$0.85
Comprehensive (loss) income in accordance with Canadian GAAP	$(73)	$43	$(202)	$51
Add (deduct) adjustments to Canadian GAAP net income for:
Stock-based compensation (2)	(1)	(1)	(1)	(1)
Pension liability adjustments (net of tax of $(27), $3, $(26) and $3, respectively) (3)	(54)	6	(45)	6

Comprehensive (loss) income in accordance with U.S. GAAP	$(128)	$48	$(248)	$56

	June 30 2009	Dec. 31 2008
Accumulated other comprehensive income (loss)
Unrealized gain on translation of self-sustaining foreign operations	466	462
Pension liability adjustment (3)	(206)	(161)

	$260	$301

Balance sheet in accordance with U.S. GAAP (5) (6)
Current assets	$1,029	$1,044
Investments and other assets (1)	180	154
Property, plant and equipment, net	2,714	2,808
Current liabilities	(1,465)	(1,163)
Long-term debt	(1,129)	(1,270)
Deferred income taxes (1), (2), (3), (4)	(242)	(312)
Deferred credits and long-term liabilities (2),(3), (4)	(586)	(515)

Common shareholders’ equity (2), (3)	$501	$746

(1)	Start-up Costs. Prior to Jan. 1, 2009, Canadian GAAP provided that when an entity starts up a new facility or entity, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred. On Jan. 1, 2009, NOVA Chemicals adopted CICA 3064 (see Note 1), which harmonizes Canadian GAAP and US GAAP in accounting for start-up costs. Prior period have been restated to reflect this change.

(2)	Stock-Based Compensation. Under Canadian GAAP, the Employee Incentive Stock Option Plan is measured using a fair-value based method, while the Equity Appreciation Plan and the Restricted Stock Unit Plan are classified as liability instruments and are marked to market based on intrinsic value. U.S. GAAP, SFAS No. 123(R), Share-Based Payment, effective Jan. 1, 2006, requires the share-based compensation transactions be accounted for using a fair-value based method, such as the Black Scholes method. The fair value of awards classified as liability instruments must be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period

(3)	Pension Liability Adjustment. SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans – an amendment of SFAS Nos. 87, 88, 106, and 132(R), requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income (loss). During the three months ended June 30, 2009, NOVA Chemicals increased its SFAS No. 158 pension and post-retirement liability by $81 million, resulting in a charge of $54 million (net of tax) to other comprehensive income. During the three months ended June 30, 2008, NOVA Chemicals decreased its SFAS No. 158 pension and post-retirement liability as a result of transferring certain pension plans to INEOS NOVA, by $9 million, resulting in a credit of $6 million (net of tax) to other comprehensive income.

(4)	Income Taxes. Beginning Jan. 1, 2007, FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes, became effective for U.S. GAAP reporting. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized. An entity is required to recognize the best estimate of a tax position if that position is more likely than not to be sustained upon examination, based solely on the technical merits of the position. NOVA Chemicals has a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. NOVA Chemicals assesses this reserve from time to time for adequacy and during the first quarter of 2009, the reserve was increased by $1 million to $20 million. During the second quarter of 2009 and first six months of 2008, no changes to the FIN 48 liability were necessary. It is NOVA Chemicals’ policy to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense. At June 30, 2009, NOVA Chemicals had approximately $4 million accrued for the payment of interest and penalties.

(5)	Derivative Instruments and Hedging Activities. CICA 3855 harmonizes Canadian and U.S. GAAP by establishing standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. CICA 3865 harmonizes Canadian GAAP with U.S. GAAP Statement of Financial Accounting Standards (SFAS) No. 133 by establishing standards for when and how hedge accounting may be applied and recorded. Certain differences that existed before the implementation of the above standards on Jan. 1, 2007, pertaining to the termination of interest rate swaps in 2002, continue to be reconciling items between Canadian GAAP and U.S. GAAP. U.S. GAAP SFAS No. 157 establishes a framework for measuring the fair value of financial assets and liabilities. In October 2008, FASB Staff Position (FSP) No. FAS 157-3 was issued to clarify the application of SFAS No. 157. In particular, SFAS 157 requires a company to consider its own credit risk and the credit risk of a counterparty when determining the fair value of a derivative instrument. Canadian GAAP issued EIC-173 in January 2009 which harmonized this aspect of SFAS 157 with Canadian GAAP. Because EIC-173 was not effective for Canadian GAAP until Jan. 12, 2009, and NOVA Chemicals elected not to early adopt this standard, a GAAP difference existed at Dec. 31, 2008. As a result, the Company recognized $18 million in income ($12 million after-tax) during 2008 to properly reflect credit risk valuation adjustments on its mark-to-market feedstock derivatives, as required by SFAS No. 157.

(6)	Joint Ventures. NOVA Chemicals accounts for its interests in joint ventures using the proportionate consolidation method under Canadian GAAP. As permitted by specific U.S. SEC exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in NOVA Chemicals’ net income (loss) or shareholders’ equity; however, all assets, liabilities, revenue, expenses and most cash flow items would decrease when compared to the amounts that are presented using proportionate consolidation.

Description	Date of adoption	Impact
US GAAP – New accounting pronouncements

SFAS No. 165, Subsequent Events, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Statement should not result in significant changes in the subsequent events that an entity reports—either through recognition or disclosure—in its financial statements.	June 30, 2009	No material impact

FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly, provides additional guidance for estimating fair value in accordance with SFAS No. 157 and emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. This FSP must be applied prospectively, with early adoption permitted for periods ending after Mar. 15, 2009.	Effective for interim and annual reporting periods ending after June 15, 2009	No material impact; however this FSP could impact future periods

FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities.	Effective for interim and annual reporting periods ending after June 15, 2009	No material impact

Description	Date of adoption	Impact
FSP No. FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, amends and clarifies SFAS No. 141(R), Business Combinations, to address application issues raised by preparers, auditors and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination.	Effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after Jan. 1, 2009	No material impact; however this FSP may affect potential future business combinations

Accounting Standards and Interpretations Not Yet Adopted

Certain US accounting standards and interpretations have been issued that are not required to be adopted until after June 30, 2009, and have not been early adopted by NOVA Chemicals. Pronouncements which may have a future impact on NOVA Chemicals accounting policies or on the presentation of the Consolidated Financial Statements are SFAS No. 167, Amendments to FASB Interpretation No. 46, and SFAS No. 166, Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140. These new standards are not required to be adopted by NOVA Chemicals until Jan. 1, 2010. Also, SFAS No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FAAB Statement No. 162, will become the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. This statement is required to be adopted on Sep. 30, 2009 and will not change current GAAP.

Supplemental Measures

NOVA Chemicals presents certain supplemental measures below, which do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that certain non-GAAP financial measures, when presented in conjunction with comparable GAAP financial measures, are useful to readers because the information is an appropriate measure for evaluating NOVA Chemicals operating performance. Internally, the Company uses this non-GAAP financial information as an indicator of business performance, with specific reference to these indicators. These measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with GAAP.

•	Operating income (loss) – defined on page 1, assists readers in analyzing NOVA Chemical’s income (loss) from operations.

Reconciliation of Operating (Loss) Income to Consolidated Net (Loss) Income (millions of U.S. dollars)	Three Months Ended		Six Months Ended
	June 30 2009	June 30 2008 (1)	June 30 2009	June 30 2008 (1)
Operating income (loss)	$(49)	$70	$(169)	$180
Interest expense (net)	(48)	(40)	(94)	(83)
Other losses	(1)	—	(1)	(1)
Income tax recovery (expense)	15	(10)	58	(24)

Net (loss) income	$(83)	$20	$(206)	$72

(1)	Prior periods have been restated due to the adoption of CICA 3064 in the first quarter of 2009.

•

Operating income from the Businesses – represents operating income from the Olefins/Polyolefins, INEOS NOVA JV and Performance Styrenics business units. This measure highlights the ongoing performance of the business units excluding one-time charges, events or other items that are not driven by the business units.

•	Net current debt – equals long-term debt due within one year and bank loans, less restricted cash.

•

Consolidated cash flow – equals consolidated net (loss) income, plus interest expense, income taxes and depreciation and amortization, less all non-cash items. This measure excludes any extraordinary gains and losses (including gains and losses resulting from the sale of assets) and excludes the INEOS NOVA JV. This measure is provided to assist readers in calculating NOVA Chemicals’ debt covenant.

Forward-Looking Information

This earnings report contains forward-looking information with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such forward-looking information. Forward-looking information for the time periods beyond 2009 involve longer-term assumptions and estimates than forward-looking information for 2009 and are consequently subject to greater uncertainty. NOVA Chemicals cautions readers of this earnings report not to place undue reliance on its forward-looking information as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information.

The words “believe”, “expect”, “plan”, “intend”, “estimate”, or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking information. Specific forward-looking information contained in this earnings report includes, among others, statements regarding: NOVA Chemicals’ exit from the DYLARK resin business; and NOVA Chemicals’ expectations with respect to the funding of and contributions to its defined benefit and defined contribution plans With respect to forward-looking information contained in this earnings report, NOVA Chemicals has made assumptions regarding, among other things: future oil, natural gas and benzene prices; its ability to obtain raw materials; its ability to market products successfully to its anticipated customers; the impact of increasing competition; and its ability to obtain financing on acceptable terms. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information include: a deterioration in NOVA Chemicals’ cash balances or liquidity; NOVA Chemicals’ ability to access capital markets and the terms and availability of financing; commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; NOVA Chemicals’ ability to implement its business strategies; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health, and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals’ business, including environmental, competition and employment laws; loss of the services of any of NOVA Chemicals’ executive officers; uncertainties associated with the North American, South American, European, and Asian economies, terrorist attacks, severe weather events, and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals.

NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this earnings report, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.

Trademark Information

is a registered trademark of NOVA Brands Ltd.; authorized use. Advanced SCLAIRTECHTM is a trademark of NOVA Chemicals; ARCEL®, and DYLARK® are registered trademarks of NOVA Chemicals Inc.; SCLAIR® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere, authorized use/utilisation autorissée; and SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.

INVESTOR INFORMATION

Contact Information

Phone:      (403) 750-3600 (Canada) or (412) 490-4000 (United States)

Internet:   www.novachemicals.com                     E-Mail: invest@novachem.com

NOVA Chemicals Corporation

1000 Seventh Avenue S.W., P.O. Box 2518

Calgary, Alberta, Canada T2P 5C6

Investor Relations – Chuck Magro (412) 490-5047

Media Relations – Greg Wilkinson (412) 490-4166

NOVA Chemicals files additional information with Canadian securities administrators. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via their Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml.

Any questions and requests for assistance in surrendering certificates representing shares of NOVA Chemicals in order to receive consideration for such shares may be directed to the office of the depositary, CIBC Mellon Trust Company at 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, M5L 1G9; telephone: (416) 643-5500; e-mail: inquiries@cibcmellon.com.

If any registered holder of common shares fails to surrender to the depositary the certificates formerly representing common shares, together with such other documents required to entitle the holder to receive payment for his/her/its common shares, on or before July 6, 2015, such certificates will cease to represent a claim by or interest of any kind of a holder, and the payment to which the former holder was entitled will be deemed to have been surrendered and forfeited to IPIC for no consideration.